                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                             NACCO INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                    CLASS B COMMON, PAR VALUE $1.00 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  629579 20 02
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)
                              ALFRED M. RANKIN, JR.
                             5875 LANDERBROOK DRIVE
                        MAYFIELD HEIGHTS, OHIO 44124-4017
                                 (216) 449-9600
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                DECEMBER 31, 1996
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS AMENDED AND RESTATED SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                             (Page 1 of 16 Pages)

------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------              ----------------------------------
CUSIP No.  629579 20 02              13D                   Page  2  of 16 Pages
          -----------------                                     ----  ----
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   CTR Family Associates, L.P.
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
     3   SEC USE ONLY


--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*

                  00 - See Item 3
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [ ]

--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION

                  Georgia
--------------------------------------------------------------------------------
                                    7        SOLE VOTING POWER

                                                      0

         NUMBER OF            -------------------------------------------------
          SHARES                    8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     0
      EACH REPORTING          -------------------------------------------------
        PERSON WITH                 9        SOLE DISPOSITIVE POWER

                                                      0
                              -------------------------------------------------
                                    10       SHARED DISPOSITIVE POWER

                                                      0

-------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  0%
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

                  PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------              ----------------------------------
CUSIP No.  629579 20 02              13D                   Page  3  of 16 Pages
          -----------------                                     ----  ----
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Rankin Management, Inc.
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
     3   SEC USE ONLY


--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*

                  00 - See Item 3
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [ ]

--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION

                  Georgia
--------------------------------------------------------------------------------
                                    7        SOLE VOTING POWER

                                                      472,371

         NUMBER OF            -------------------------------------------------
          SHARES                    8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     0
      EACH REPORTING          -------------------------------------------------
        PERSON WITH                 9        SOLE DISPOSITIVE POWER

                                                      0
                              -------------------------------------------------
                                    10       SHARED DISPOSITIVE POWER

                                                      472,371

-------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  472,371
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  27.9%
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

                  CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------              ----------------------------------
CUSIP No.  629579 20 02              13D                   Page  4  of 16 Pages
          -----------------                                     ----  ----
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Clara L. T. Rankin
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
     3   SEC USE ONLY


--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*

                  00 - See Item 3
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [ ]

--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                                    7        SOLE VOTING POWER

                                                      0

         NUMBER OF            -------------------------------------------------
          SHARES                    8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     7,000
      EACH REPORTING          -------------------------------------------------
        PERSON WITH                 9        SOLE DISPOSITIVE POWER

                                                      0
                              -------------------------------------------------
                                    10       SHARED DISPOSITIVE POWER

                                                      479,371

-------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  479,371
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  28.3%
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------              ----------------------------------
CUSIP No.  629579 20 02              13D                   Page  5  of 16 Pages
          -----------------                                     ----  ----
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Alfred M. Rankin, Jr.
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
     3   SEC USE ONLY


--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*

                  00 - See Item 3
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [ ]

--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                                    7        SOLE VOTING POWER

                                                      0

         NUMBER OF            -------------------------------------------------
          SHARES                    8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     0
      EACH REPORTING          -------------------------------------------------
        PERSON WITH                 9        SOLE DISPOSITIVE POWER

                                                      0
                              -------------------------------------------------
                                    10       SHARED DISPOSITIVE POWER

                                                      472,371

-------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  472,371
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  27.9%
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------              ----------------------------------
CUSIP No.  629579 20 02              13D                   Page  6  of 16 Pages
          -----------------                                     ----  ----
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Thomas T. Rankin
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
     3   SEC USE ONLY


--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*

                  00 - See Item 3
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [ ]

--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                                    7        SOLE VOTING POWER

                                                      71,516

         NUMBER OF            -------------------------------------------------
          SHARES                    8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     0
      EACH REPORTING          -------------------------------------------------
        PERSON WITH                 9        SOLE DISPOSITIVE POWER

                                                      71,516
                              -------------------------------------------------
                                    10       SHARED DISPOSITIVE POWER

                                                      472,371

-------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  543,887
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  32.1%
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------              ----------------------------------
CUSIP No.  629579 20 02              13D                   Page  7  of 16 Pages
          -----------------                                     ----  ----
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Claiborne R. Rankin
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
     3   SEC USE ONLY


--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*

                  00 - See Item 3
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [ ]

--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                                    7        SOLE VOTING POWER

                                                      77,318

         NUMBER OF            -------------------------------------------------
          SHARES                    8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     0
      EACH REPORTING          -------------------------------------------------
        PERSON WITH                 9        SOLE DISPOSITIVE POWER

                                                      77,318
                              -------------------------------------------------
                                    10       SHARED DISPOSITIVE POWER

                                                      472,371

-------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  549,689
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  32.4%
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------              ----------------------------------
CUSIP No.  629579 20 02              13D                   Page  8  of 16 Pages
          -----------------                                     ----  ----
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Roger F. Rankin
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
     3   SEC USE ONLY


--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*

                  00 - See Item 3
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [ ]

--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                                    7        SOLE VOTING POWER

                                                      78,198

         NUMBER OF            -------------------------------------------------
          SHARES                    8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     0
      EACH REPORTING          -------------------------------------------------
        PERSON WITH                 9        SOLE DISPOSITIVE POWER

                                                      78,198
                              -------------------------------------------------
                                    10       SHARED DISPOSITIVE POWER

                                                      472,371

-------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  550,569
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  32.5%
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------              ----------------------------------
CUSIP No.  629579 20 02              13D                   Page  9  of 16 Pages
          -----------------                                     ----  ----
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Bruce T. Rankin
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
     3   SEC USE ONLY


--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*

                  00 - See Item 3
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [ ]

--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                                    7        SOLE VOTING POWER

                                                      0

         NUMBER OF            -------------------------------------------------
          SHARES                    8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     0
      EACH REPORTING          -------------------------------------------------
        PERSON WITH                 9        SOLE DISPOSITIVE POWER

                                                      0
                              -------------------------------------------------
                                    10       SHARED DISPOSITIVE POWER

                                                      472,371

-------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  472,371
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  27.9%
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------              ----------------------------------
CUSIP No.  629579 20 02              13D                   Page  10 of 16 Pages
          -----------------                                     ----  ----
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Victoire G. Rankin
--------------------------------------------------------------------------------
     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
     3   SEC USE ONLY


--------------------------------------------------------------------------------
     4   SOURCE OF FUNDS*

                  00 - See Item 3
--------------------------------------------------------------------------------
     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [ ]

--------------------------------------------------------------------------------
     6   CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------
                                    7        SOLE VOTING POWER

                                                      0

         NUMBER OF            -------------------------------------------------
          SHARES                    8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                     0
      EACH REPORTING          -------------------------------------------------
        PERSON WITH                 9        SOLE DISPOSITIVE POWER

                                                      0
                              -------------------------------------------------
                                    10       SHARED DISPOSITIVE POWER

                                                      472,371

-------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  472,371
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                  27.9%
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13D
-------------------------                     ----------------------------------
CUSIP NO. 629579 20 02                              Page 11 of 16 Pages
-------------------------                     ----------------------------------


                  The Schedule 13D filed on November 25, 1996 (the "Schedule 13D") on behalf of the undersigned Reporting Persons, as amended by Amendment No. 1 thereto, filed on November 26, 1996, is hereby further amended as follows:

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
                  -------------------------------------------------

                  The third paragraph of Item 3 of the Schedule 13D is hereby deleted and replaced in its entirety by the following:

         The Partnership acquired the NACCO Class B Common initially held by the Partnership as capital contributions from the Partners in connection with the formation of the Partnership and the execution and delivery of the Partnership Agreement. The Partnership acquired 46,000 additional shares of NACCO Class B Common as additional capital contributions from Clara L.T. Rankin on December 31, 1996. Ms. Rankin acquired the 46,000 shares of NACCO Class B Common so contributed to the Partnership as follows:

                  (a) Pursuant to an Exchange Agreement, dated as of November 26, 1996 (the "November 1996 Exchange Agreement," a copy of which is attached hereto as Exhibit 11), Ms. Rankin exchanged 30,000 shares of NACCO Class A Common to acquire 30,000 shares of NACCO Class B Common from a charitable lead trust created by Frank E. Taplin, Jr., pursuant to a trust agreement dated December 15, 1976, for the benefit of the grandchildren of Frank E. Taplin, Jr. (the "Frank E. Taplin, Jr. Charitable Lead Trust"); and

                  (b) On December 31, 1996, Ms. Rankin acquired an aggregate of 16,000 shares of NACCO Class B Common by exchanging 1,600 shares of NACCO Class A Common for 1,600 shares of NACCO Class B Common with each of 10 trusts, all of which were created by Ms. Rankin pursuant to a trust agreement dated December 28, 1976 for the benefit of Ms. Rankin's grandchildren (the "Rankin Grandchildren Trusts").

ITEM 4.           PURPOSE OF TRANSACTION
                  ----------------------

                  (a) Item 4 of the Schedule 13D is amended by inserting the following sentence at the end of the first paragraph thereof:

         Clara L.T. Rankin's additional contribution of 46,000 shares of NACCO Class B Common on December 31, 1996 was in furtherance of the above described purposes and was contemplated at the time of the initial filing of this Schedule 13D.

                  (b) Item 4 of the Schedule 13D is further amended by deleting the first word of the second paragraph thereof and inserting the following at the beginning of the second paragraph thereof:

         Other than as set forth in this Schedule 13D, as amended, the

                                  SCHEDULE 13D
-------------------------                     ----------------------------------
CUSIP NO. 629579 20 02                              Page 12 of 16 Pages
-------------------------                     ----------------------------------


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER
                  ------------------------------------

                  Section (a)-(b) of Item 5 of the Schedule 13D is deleted and replaced in its entirety by the following new Section (a)-(b):

         (a)-(b) Pursuant to the Act and regulations thereunder the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 472,371 shares of the NACCO Class B Common, the aggregate number of shares of NACCO Class B Common which are held by the Partnership, representing 27.9% of the NACCO Class B Common outstanding as of January 3, 1997.

         Each of the Reporting Persons has, as of January 3, 1997, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of NACCO Class B Common as follows:

                  CTR FAMILY ASSOCIATES, L.P. Although the Partnership holds the 472,371 shares of NACCO Class B Common contributed by the Partners, it does not have any power to vote or to dispose of shares of NACCO Class B Common. Voting control of the NACCO Class B Common is held by RMI and the power to dispose of the NACCO Class B Common is shared by RMI and the Partners, all as more fully described below.

                  RANKIN MANAGEMENT, INC. RMI has the sole power to vote 472,371 shares of NACCO Class B Common, and has shared power to dispose of the same 472,371 shares of NACCO Class B Common, which constitutes approximately 27.9% of the outstanding Class B Common. RMI exercises such powers by action of its board of directors, which acts by majority vote.

                  CLARA L. T. RANKIN. Ms. Rankin shares the power to dispose of 472,371 shares of NACCO Class B Common with RMI and the Reporting Individuals. In addition, Ms. Rankin has a reversionary interest in 7,000 shares of NACCO Class B Common held by the an irrevocable trust created by the Agreement dated December 18, 1963, with National City Bank, a national banking association ("NCB"), as trustee, for the benefit of Elizabeth E. Brown. Ms. Rankin, as an advisor to such trust, shares with NCB the power to vote and dispose of such 7,000 shares. Collectively, the shares of NACCO Class B Common in which Ms. Rankin shares the power to vote and to dispose constitute approximately 28.3% of the outstanding NACCO Class B Common. NCB is a national banking association with its principal location at 1900 East 9th Street, Cleveland, Ohio 44113. During the last five years, NCB has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which NCB was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  ALFRED M. RANKIN, JR. Mr. Rankin shares the power to dispose of 472,371 shares of NACCO Class B Common with RMI and the Reporting Individuals, which constitutes approximately 27.9% of the outstanding NACCO Class B Common.

                                  SCHEDULE 13D
-------------------------                     ----------------------------------
CUSIP NO. 629579 20 02                              Page 13 of 16 Pages
-------------------------                     ----------------------------------



                  THOMAS T. RANKIN. Mr. Rankin has the sole power to vote and to dispose of 71,516 shares of NACCO Class B Common, including 3,187 shares of NACCO Class B Common held as custodian for a minor son, and has shared power to dispose of 472,371 shares of NACCO Class B Common, which together constitute approximately 32.1% of the outstanding NACCO Class B Common.

                  CLAIBORNE R. RANKIN. Mr. Rankin has the sole power to vote and to dispose of 77,318 shares of NACCO Class B Common, including 650 shares of NACCO Class B Common held as custodian for a minor daughter, 2,408 shares of NACCO Class B Common held as custodian for a daughter and 1,630 shares of NACCO Class B Common held as custodian for a minor son, and has shared power to dispose of 472,371 shares of NACCO Class B Common, which together constitute approximately 32.4% of the outstanding NACCO Class B Common.

                  ROGER F. RANKIN. Mr. Rankin has the sole power to vote and to dispose of 78,198 shares of NACCO Class B Common, and has shared power to dispose of 472,371 shares of NACCO Class B Common, which together constitute approximately 32.5% of the outstanding NACCO Class B Common.

                  BRUCE T. RANKIN. Mr. Rankin has shared power to dispose of 472,371 shares of NACCO Class B Common, which constitutes approximately 27.9% of the outstanding NACCO Class B Common.

                  VICTOIRE G. RANKIN. Mrs. Rankin has shared power to dispose of 472,371 shares of NACCO Class B Common, which constitutes approximately 27.9% of the outstanding NACCO Class B Common.

                  Section (c) of Item 5 of the Schedule 13D is amended by adding the following at the end thereof:

         There have been no transactions in the NACCO Class B Common by any of the persons named in response to Item 2 hereof in the period between November 25, 1996 and the date of the filing of this Amendment No. 2, other than the following:

                  (1) On November 26, 1996, Ms. Rankin acquired 30,000 shares of NACCO Class B Common from the Frank E. Taplin, Jr. Charitable Lead Trust in exchange for 30,000 shares of NACCO Class A Common pursuant to the November 1996 Exchange Agreement, a copy of which is attached hereto as Exhibit 11 and incorporated herein by reference in its entirety. Ms. Rankin subsequently transferred such shares of NACCO Class B Common to the Partnership as additional capital contributions, as more fully described in Item 3 hereto, which is incorporated herein by reference.

                  (2) On December 31, 1996, Ms. Rankin acquired an aggregate of 16,000 shares of NACCO Class B Common by exchanging 1,600 shares of NACCO Class A Common for 1,600 shares of NACCO Class B Common with each of the 10 Rankin Grandchildren Trusts. Ms. Rankin subsequently transferred such shares of NACCO Class

                                  SCHEDULE 13D
-------------------------                     ----------------------------------
CUSIP NO. 629579 20 02                              Page 14 of 16 Pages
-------------------------                     ----------------------------------


B Common to the Partnership as additional capital contributions, as more fully described in Item 3 hereto, which is incorporated herein by reference.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                  -------------------------------------------------------------
                  RESPECT TO SECURITIES OF THE ISSUER
                  -----------------------------------

                  (a) Section (b) of Item 6 of the Schedule 13D is hereby amended by inserting the following new paragraph at the end of Section (b):

         Effective as of December 30, 1996, the Partners amended the Partnership Agreement to reflect that Clara L.T. Rankin had subscribed for additional Partnership Interests, that Ms. Rankin had transferred some Partnership Interests as gifts to existing Partners and to permit the managing partner to amend, without the consent of other Partners, Schedules A and B to the Partnership Agreement as may be necessary to reflect transfers of Partnership Interests and the addition of new Partners. A copy of the First Amendment to the Partnership Agreement is attached hereto as Exhibit 12 and incorporated herein by reference in its entirety.

                  (b) The current Section (e) of Item 6 of the Schedule 13D is hereby redesignated as Section (f) and the following paragraph is hereby inserted as new Section (e):

         The Frank E. Taplin, Jr. Charitable Lead Trust and Clara L.T. Rankin entered into the November 1996 Exchange Agreement as of November 26, 1996, under the terms of which Ms. Rankin exchanged 30,000 shares of NACCO Class A Common to acquire 30,000 shares of NACCO Class B Common from the Frank E. Taplin, Jr. Charitable Lead Trust. A copy of the November 1996 Exchange Agreement is attached hereto as Exhibit 11 and incorporated herein by reference in its entirety.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS
                  --------------------------------

                  Item 7 of the Schedule 13D is hereby amended as follows:

(Exhibit 10)      Agreement pursuant to Rule 13d-1(f)(1)(iii), at page 16 of the manually signed and sequentially paginated copy of this Statement.

(Exhibit 11)      Exchange Agreement, dated as of November 26, 1996

(Exhibit 12)      First Amendment to Limited Partnership Agreement of CTR Family
                  Associates, L.P., dated as of December 30, 1996

                                  SCHEDULE 13D
-------------------------                     ----------------------------------
CUSIP NO. 629579 20 02                              Page 15 of 16 Pages
-------------------------                     ----------------------------------


                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  January 10, 1997

                                Name:  CTR FAMILY ASSOCIATES, L.P.

                                By:     RANKIN MANAGEMENT, INC.,
                                         its Managing Partner


                                By: /s/ Alfred M. Rankin, Jr.
                                   ---------------------------------------------
                                         Alfred M. Rankin, Jr., President

                                Name:  RANKIN MANAGEMENT, INC.


                                By: /s/ Alfred M. Rankin, Jr.
                                   ---------------------------------------------
                                         Alfred M. Rankin, Jr., President


                                /s/ Alfred M. Rankin, Jr.
                                ------------------------------------------------
                                Name:  ALFRED M. RANKIN, JR.

                                Name:  RANKIN MANAGEMENT, INC.


                                By: /s/ Alfred M. Rankin, Jr.
                                   ---------------------------------------------
                                       Alfred M. Rankin, Jr., President

                                       Attorney-in-Fact for Clara L. T. Rankin*
                                       Attorney-in-Fact for Victoire G. Rankin*
                                       Attorney-in-Fact for Thomas T. Rankin*
                                       Attorney-in-Fact for Claiborne R. Rankin*
                                       Attorney-in-Fact for Roger F. Rankin*
                                       Attorney-in-Fact for Bruce T. Rankin*


---------------------------------
* The powers of attorney authorizing the above-named person to act on behalf of each of the foregoing Reporting Persons are included in
         Exhibit 2 at page 16 of such Exhibit and in Exhibit 4 at pages 28 through 29 of such Exhibit.